Exhibit 99.2

Xinhua Finance CEO issues a statement
SHANGHAI, May 21, 2007 — In response to the media coverage over the weekend, Xinhua Finance Chief Executive Fredy Bush issued the following statement:
Xinhua Finance Media listed on NASDAQ after complying fully with all disclosure and due diligence processes required in the United States. Furthermore, the Company engaged the most qualified independent advisers available to oversee this process. We have an internal committee co-chaired by John McLean, General Counsel of Xinhua Finance and Kevin Cameron, President and co-founder of Glass Lewis, who continually review the Group’s corporate governance to make recommendations to the independent Corporate Governance Board Committee of Xinhua Finance Media and the Board of Xinhua Finance Limited. I look forward to keeping investors and followers informed of our progress and these ongoing initiatives.
End
For more information
Joy Tsang
joy.tsang@xinhuafinance.com
+86-136-2179-1577
+852-948-64364
About the companies
Xinhua Finance Limited
Xinhua Finance Limited is China’s premier financial information and media service provider and is listed on the Mothers Board of the Tokyo Stock Exchange (symbol: 9399) (OTC ADRs: XHFNY). Bridging China’s financial markets and the world, Xinhua Finance serves financial institutions, corporations and re-distributors through five focused and complementary service lines: Indices, Ratings, Financial News, Investor Relations, and Distribution. Founded in November 1999, the Company is headquartered in Shanghai, with offices and news bureaus spanning 14 countries worldwide.
For more information, please visit www.xinhuafinance.com

About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.
Xinhua Finance Media Limited is a wholly owned subsidiary of Xinhua Finance Limited. For more information, please visit www.xinhuafinancemedia.com.
About Glass Lewis
Founded in 2003, Glass Lewis helps investors make more informed investment and proxy voting decisions by identifying business, legal, governance and financial statement risk at public companies. Glass Lewis also facilitates proxy voting by institutional investors with the most advanced and reliable proxy voting platform in the industry. Headquartered in San Francisco, with offices in New York, London, Tokyo and Denver, Glass Lewis serves many of the world’s largest and most respected institutional money managers, pension funds, mutual funds and hedge funds. Glass Lewis’ clients collectively manage more than $11 trillion.
Glass Lewis is a wholly owned subsidiary of Xinhua Finance Limited.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties are risks outlined in XFMedia’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.